SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
Publicly-held company
CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

VIVO PARTICIPAÇÕES S.A.
Publicly-held company
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

NOTICE OF MATERIAL FACT

The management of Telecomunicações de São Paulo S.A. – Telesp ("Telesp") and of Vivo Participações S.A. (“Vivo Part.” and, jointly with Telesp, the “Companies”), in compliance with and for the purposes of CVM Instructions Ns. 319/99 and 358/02, as amended, announce that on June 14, 2011, the respective Boards of Directors of the Companies approved the terms and conditions of a corporate restructuring proposal, aiming at continuing the organizational structure simplification of the Companies and contributing with their integration (“Corporate Restructure”).

1. Background.

On April 27, 2011 the shareholders approved, in the Extraordinary General Meetings of both Companies the merger of shares of Vivo Part. into Telesp, aiming at the simplification of their organizational structure, by which new shares of Telesp were directly attributed to the owners of the merged shares of Vivo Part., with the consequent conversion of Vivo Part. into a wholly-owned subsidiary of Telesp, under the terms of article 252 of Law No. 6.404 of December 15, 1976, as amended (“Law nr. 6.404/76), following all the procedures described in the CVM Instruction 319/99 and in the Opinion Guidance n° 35/08 issued by the Brazilian Securities and Exchange Commission (“CVM”).

2. Purpose.

Telesp is a public utility operator of Fixed Switched Telephone Service (Serviços de Telefonia Fixa Comutada – “STFC”) in the local and long distance modalities in several regions. Vivo Part. is, currently, the company which has the authorization for the rendering of Personal Mobile Services (Serviço Móvel Pessoal - “SMP”) in the territories that comprise the State of Minas Gerais (PGA’s Region I). On the other hand, Vivo S.A., the current wholly-owned subsidiary of Vivo Part., holds the remaining operations and authorizations for the provision of SMP services in all Regions.

The Corporate Restructure now intended aims at continuing the simplification process of the Companies organizational structure, in order to (i) concentrate the authorizations for the provision of the SMP services (currently held by Vivo Part. and Vivo S.A.), unifying the operations and the Terms of Approval for the Exploration of the SMP in only one company (Vivo S.A.); and (ii) simplify the current corporate structure, eliminating from the corporate chain the company Vivo Part. (currently a wholly-owned subsidiary of Telesp) that, with the referred concentration of authorizations, shall become a holding, by means of the merger of Vivo Part. (with all its all assets and liabilities ) into Telesp.

3. Implementation and structure.

The simplified chart reproduced below demonstrates the current corporate structure as well as the structure after the implementation of the Corporate Restructure here described:

Current Corporate Structure:

TELEFÓNICA S.A.
TISA
EUROPE
BRAZIL
SPT PARTICIPAÇÕES
TELESP
MARKET
VIVO PART.
VIVO S.A.
Controlling Group

Corporate Structure after the merger of Vivo Part. into Telesp:

With the drop down of the assets, rights and liabilities of Vivo Part. related to the operation of mobile telephony in the State of Minas Gerais to Vivo S.A., a wholly-owned subsidiary of Vivo Part., Vivo S.A. shall become the only mobile operator of the group in Brazil, and Vivo Part. shall remain as a holding in the organizational structure of the Companies involved, so that would be no reason to have Vivo Part. with the only function of holding the shares of Vivo S.A. Thus, immediately after the mentioned operation, Vivo Part. shall be merged into Telesp, with the consequent extinction of Vivo Part., which shall simplify and rationalize the costs structure of the Companies.

In compliance with the provisions of Law nr. 6404/76, a specialized company shall be retained to elaborate a valuation report of the part of the net worth of Vivo Part. corresponding to the mobile telephony operations in the State of Minas Gerais for the purposes of drop down into Vivo S.A. and of the net worth of Vivo Part., for purposes of its merger into Telesp.

Once the necessary proceedings are complete, a notice of material fact shall be published in order to inform the other terms and conditions of the Corporate Restructuring as to be proposed by the Boards of Directors of Telesp and of Vivo Part. The proposals of the Boards of Directors of Telesp and Vivo Part. shall be subject to the Companies’ shareholders’ approval at general meetings to be held for such purpose, in accordance with Law nr. 6404/76, in addition to the necessary regulatory approvals (as per item 5 below).

As Vivo Part. is currently a wholly-owned subsidiary of Telesp, the intended merger shall not result in any capital increase of Telesp, since the referred company already has registered in its net equity the value of the shares of Vivo Part.,  and therefore there will be no exchange of shares of non-controlling shareholders of the merged company by shares of the merging company, as the shares of the merged company belong exclusively to the merging company. Thus, no valuation report on the net equity at market prices for the calculation of the exchange ratio of the shares held by non-controlling shareholders mentioned in Article 264 of the Act 6404/76 and in the Article 2nd, paragraph one , VI, of CVM Instruction No. 319/99 is required, according to recent understandings of the CVM already expressed in similar corporate restructurings and mentioned in CVM Resolution No. 559/2008, as there are no minority shareholders of Vivo Part. to be protected.

Accordingly, as provided in Article 226, first and second paragraphs of Law nr. 6404/76, the shares held of Vivo Part. held by Telesp shall be extinguished. The implementation of the transaction shall result in the extinction of Vivo Part. and its consequent exclusion from the corporate chain of the group, so that Telesp shall become a direct holder of all shares of Vivo S.A., previously held by Vivo Part., and Vivo S.A. shall become a wholly-owned subsidiary of Telesp.

It is estimated that the Corporate Restructuring shall be completed during the second half of 2011.

4. Shareholders’ Meeting Call.

In addition to the complementary notice of material fact containing details regarding the terms and conditions of the Corporate Restructuring which shall be agreed as above, in due course and within the legal and statutory deadlines, a call notice for the extraordinary general meeting of Telesp (in which the proposed Corporate Restructuring shall be resolved) shall be published.

5. Additional information.

The present Corporate Restructuring shall be submitted to the National Agency for Telecommunications – Anatel.

Since the transaction refers to a merger of a company (Vivo Part.), and there are no non-controlling shareholders in the merged company, the Corporate Restructuring contemplated herein shall not grant to the shareholders of the Companies the withdrawal right.

The Corporate Restructuring will not alter the listing of the Telesp ADSs on the New York Stock Exchange or Telesp's status as a reporting foreign private issuer with the SEC.

São Paulo, June 15, 2011.

Gilmar Roberto Pereira Camurra Investors Relations’ Officer Vivo Participações S.A. VIVO – Investors Relations Office Tel: +55 11 7420-1172 Email: ir@vivo.com.br Information: www.vivo.com.br/ri

Gilmar Roberto Pereira Camurra
Investors Relations’ Officer
Telecomunicações de São Paulo S.A. – Telesp

Telesp – Investors Relations Office
Tel: +55 11 3549-7200
Email: ri.telefonicabr@telefonica.com.br
Information: www.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Gilmar Roberto Pereira Camurra
Gilmar Roberto Pereira Camurra Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.